SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. )*

Fractyl Health, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

35168W103

(CUSIP Number)

Christopher McCain

General Catalyst Partners

20 University Road, 4th Floor, Cambridge, MA 02138

(617) 234-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35168W103	13G

1.	Names of Reporting Persons General Catalyst GP V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,884,186
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,884,186

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,884,186
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.02%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 35168W103	13G

1.	Names of Reporting Persons General Catalyst Partners V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,884,186
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,884,186

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,884,186
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.02%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 35168W103	13G

1.	Names of Reporting Persons General Catalyst Group V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,884,186
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,884,186

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,884,186
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.02%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 35168W103	13G

1.	Names of Reporting Persons GC Entrepreneurs Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,884,186
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,884,186

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,884,186
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.02%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 35168W103	13G

Item 1.	(a) Name of Issuer: Fractyl Health, Inc.

(b) Address of Issuer’s Principal Executive Offices:

17 Hartwell Avenue, Lexington, Massachusetts 02421

Item 2.

(a) Name of Person Filing:

This joint statement on Schedule 13G is being filed by General Catalyst GP V, LLC, a Delaware limited liability company (“GCGPV”), General Catalyst Partners V, L.P., a Delaware limited partnership (“GCGV GPLP”), General Catalyst Group V, L.P., a Delaware limited partnership (“GCGV”) and GC Entrepreneurs Fund V, L.P., a Delaware limited partnership (“GCEV”) (together, the “Reporting Persons”).

GCGPV is the general partner of GCGV GPLP, which is the general partner of GCGV and GCEV. GCGPV is controlled by a group of three or more individuals, or the Managing Directors, having shared voting and dispositive control over the shares held by GCGV and GCEV. Each of the Managing Directors disclaims beneficial ownership of the securities held by GCGV and GCEV except to the extent of his or her pecuniary interest therein, if any.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b) Address of Principal Business Office or, if none, Residence:

20 University Road, 4th Floor, Cambridge, MA 02138

(c) Citizenship:

Each of GCGV GPLP, GCGV, and GCEV is a limited partnership organized under the laws of the State of Delaware. GCGPV is a limited liability company organized under the laws of the State of Delaware. Each of the Managing Directors is a U.S. citizen.

(d) Title of Class of Securities:

Common Stock, par value $0.0001 per share.

(e) CUSIP Number: 35168W103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 35168W103	13G

(a) Amount beneficially owned:

GCGV is the record owner of 4,784,323 shares and GCEV is the record owner of 99,863 shares (collectively, the “Record Shares”).

General Catalyst Group Management Holdings GP, LLC, a Delaware limited liability company (“GCGMH LLC”), is the general partner of General Catalyst Group Management Holdings, L.P., a Delaware limited partnership (“GCGMH”), which is the manager of General Catalyst Group Management, LLC, a Delaware limited liability company (“GCGM”), which is the manager of GCGPV. GCGV GPLP is the sole general partner of GCGV and GCEV. GCGPV is the sole general partner of GCGV GPLP.

As the general partner of GCGMH, GCGMH LLC may be deemed to beneficially own the Record Shares. As the sole general partner of GC V and GCEV, GCGV GPLP may be deemed to beneficially own the Record Shares. As the sole general partner of GCGV GPLP, GCGPV may be deemed to beneficially own the Record Shares. By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each Reporting Person may be deemed to share the power and direct the disposition and vote of the Record Shares. Both GCGMH LLC and GCGPV are controlled by a group of three or more individuals, or the Managing Directors, having shared voting and dispositive control over the shares held by GC V and GCEV. Under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of both GCGMH LLC and GCGPV Managing Directors, no one of the Managing Directors is deemed to be a beneficial owner of the Issuer’s securities held by GCGV and GCEV.

(b) Percent of class:

See Line 11 of cover sheets. The percentages set forth on the cover sheets for each Reporting Person are calculated based on This percentage is calculated based upon 48,707,200 shares of common stock, par value $0.00001 per share, outstanding of Fractyl Health, Inc. (the “Issuer”) following the closing of the Issuer’s initial public offering, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on February 2, 2024, after giving effect to an additional 1,099,999 shares that may be issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Line 5 of cover sheets.

(ii) Shared power to vote or to direct the vote

See Line 6 of cover sheets.

(iii) Sole power to dispose or to direct the disposition of

See Line 7 of cover sheets.

(iv) Shared power to dispose or to direct the disposition of

See Line 8 of cover sheets.

Each of the Reporting Persons disclaims beneficial ownership of the Record Shares except to the extent of its or pecuniary interest therein, if any.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

CUSIP No. 35168W103	13G

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Material to be Filed as Exhibits.

Exhibit 1 –	Agreement regarding joint filing of Schedule 13G.

CUSIP No. 35168W103	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2024

GENERAL CATALYST GP V, LLC

		By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP V, L.P.

By:	GENERAL CATALYST PARTNERS V, L.P.
its General Partner

	By:	GENERAL CATALYST GP V, LLC
its General Partner

			By:	/s/ Christopher McCain
Christopher McCain
Chief Legal Officer

GENERAL CATALYST PARTNERS V, L.P.

By:	GENERAL CATALYST GP V, LLC
its General Partner

			By:	/s/ Christopher McCain
Christopher McCain Chief Legal Officer

GC ENTREPRENEURS FUND V, L.P.
	By:	GENERAL CATALYST PARTNERS V, L.P.
its General Partner

	By:	GENERAL CATALYST GP V, LLC
its General Partner

			By:	/s/ Christopher McCain
Christopher McCain Chief
Legal Officer